Filed by Technip S.A.

 pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 Date: October 28, 2016

 This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

 (Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND

OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

Employee FAQs #3

October 28, 2016

1.	What does it mean when the transaction is “closed”?

•	It is when the companies involved in a combination have satisfied the necessary closing conditions outlined in their agreements and have received appropriate regulatory approvals to complete the combination.

•	Simply, it means that this is the first day when we can operate as a combined company and can move from “planning” to “implementation” of the combination.

2.	What does “Day One” mean and what can we expect to happen?

•	Day One is the first day we will be operating as a combined company.

•	This achievement will mark an important milestone in the history of FMC Technologies and Technip and an exciting new chapter of growth and opportunity for all of us, our customers and other stakeholders.

•	Once the merger is complete, we will work hard to execute the integration process in as timely a manner as possible.

•	On Day One, there will be some obvious changes, such as new signage across select locations, new email addresses etc., however it is important that we ensure that the transition from old company to new company is as smooth as possible.

•	In the meantime, there is still much work to be done, and we appreciate your continued patience and focus as we work through the integration planning. We will continue to keep you updated as we have information to share.

3.	When will Day One be?

•	We remain on track for Day One to be in early 2017.

•	We will know more once we have cleared the necessary regulatory approvals, which are progressing as planned.

4.	What are synergies?

•	“Synergies” is a term used to describe savings (i.e. “cost synergies”) or new growth opportunities (i.e. “revenue synergies”) that may be realized through a transaction.

•	In a merger, synergies make it possible for one plus one to equal more than two. In other words, the combination of the two companies can produce a greater combined effect than the sum of their separate effects.

5.	What can we expect next with regard to integration planning?

•	Between now and when the merger closes, we'll continue to operate as independent companies, and it's largely business as usual.

•	The integration planning team is working on 3 key objectives: a glitchless “Day One”; designing the future organizational structure; and identifying cost and revenue synergies.

•	We are confident that both management teams and the integration planning team will work together to successfully integrate the two companies after closing.

6.	How long after closing will the implementation of the integration plans begin?

•	We will begin our formal integration process immediately following the closing.

•	In the meantime, we are counting on you to remain focused on your day-to-day responsibilities and serving the needs of our clients.

1 | P a g e

7.	How are we preparing for the shareholder vote?

•	Following the completion of preliminary review by applicable regulatory authorities, (i) FMC Technologies has mailed a definitive merger proxy statement and notice of meeting to FMC Technologies’ stockholders announcing the date and time of the FMC Technologies stockholders’ meeting, and (ii) Technip has similarly published on its website convening booklets disclosing the respective dates and times of the Technip extraordinary shareholders’ meeting, the Technip special meeting and other information regarding the combination. Technip will also publish on its website notices of such meetings. Each document discloses the “record date” by which the companies’ respective stockholders must own shares in order to have a vote.

•	Both meetings are planned for December 5, 2016.

•	We are following all of the appropriate regulatory guidelines and procedures to prepare the company and our shareholders for the vote.

•	We are confident this transaction is in the best interests of our new company, you – our valued associates – and all of our shareholders.

8.	Where are we in the overall merger timeline?

•	We continue to meet the milestones that we initially set out and remain on track to close the transaction in early 2017.

•	Closing will take place once we have satisfied the necessary closing conditions outlined in the merger agreements, received appropriate regulatory approvals and the outcome of the upcoming shareholder vote.

9.	Will our culture change?

•	Understanding our new culture, establishing our combined identity and navigating the integration process will take time and effort, and we plan to be deliberate and thoughtful.

•	Our new culture will reflect the strong and supportive cultures of both companies.

•	Following closing, we will go through a formal process related to culture and will start with our leadership to help us determine where we need to go (our vision and business goals) and the ideal culture (what we value as a company, how we make decisions, critical work practices, etc.) that we need to achieve our vision and business goals.

10.	How do you see current market conditions impacting the new company?

•	Together, we will be a leader in Subsea, Surface and Onshore/Offshore and will be less impacted by challenging market conditions than as individual companies.

•	We will be better positioned to accelerate projects and increase our market position, which we would not be able to do independently.

•	Together, we expect to be able to deliver very favorable economics, which will help to secure new projects.

11.	What is an example of the integrated model in subsea?

•	FMC Technologies provides the Subsea Production System (SPS) equipment. This includes the trees, manifolds, jumpers and control units that connect to the Subsea Umbilicals, Risers and Flowline (SURF) equipment – which are often provided by Technip - for power, hydraulics and the safe transfer of hydrocarbons to the host facility.

•	Historically, subsea involved multiple suppliers. Together, we can provide our customers with a complete package—FMC Technologies for the SPS equipment and Technip for the SURF equipment.

•	Packaging these components together eliminates unnecessary supplier interfaces and costs.

•	Most importantly, our integrated model expedites the project timeline and the overall time to first oil.

2 | P a g e

12.	Will TechnipFMC exclusively sell the integrated solution to clients?

•	Parts of the industry already have, and will continue to, embrace the integrated model.

•	Other segments, for a variety of reasons, will want to retain and work with separate SPS and SURF suppliers.

•	TechnipFMC remains flexible in its commercial model. While we recommend that clients adopt the integrated model, we will continue to provide specific products and services to meet our clients’ needs.

13.	How will closing affect customers and other stakeholders?

•	Importantly, FMC Technologies and Technip will have a comprehensive and flexible offering across each market from concept to project delivery and beyond.

•	In addition, the combined company's broader portfolio of solutions will increase innovation, improve execution, reduce costs and enhance customer success.

•	Following close, our customers will remain our top priority and, as we focus on ensuring an efficient integration of our two great companies, we will count on employees to stay focused on delivering the same exceptional service and quality of work customers have come to expect.

•	For now, and until we complete the transaction, it is business as usual and there should be no change in how we serve our customers around the world.

14.	Do we have any information that we can share with customers and suppliers at this time?

•	Those who interact with customers and suppliers can tell them that, until this transaction closes, which we continue to expect to occur in early 2017, we will operate as separate companies, and our Forsys Subsea alliance and joint venture will continue unchanged.

•	The merger will create a global leader that will drive change by redefining the production and transformation of oil and gas, which we believe will deliver many benefits to our valued suppliers.

•	We have issued customer and suppliers talking points which contain much of the material that we have shared with our employees and other stakeholders.

•	Our relationship with our customers and suppliers remains a top priority to all of us at FMC Technologies/Technip, and we will continue to update them as we have further information to share.

15.	What will be the benefits of the merger in terms of procurement?

•	When you bring together two companies, you can expect the combined procurement spend to be significantly greater than either company standing alone.

•	This enhanced purchasing power will give us greater leverage with our suppliers to get the very best pricing.

•	We see the savings to be achieved through our supply chain as one of the key factors that will enable us to deliver better project economics to our clients.

16.	Will there be any specific changes / major changes in systems or processes in early 2017 that will impact operations?

•	Both companies are planning to improve and standardize their systems and processes.

•	Implementing standardized business systems, processes and tools is an ongoing planning process that will continue after the transaction is closed.

•	Standardization across the company will create value and support increased efficiency.

•	We plan for and expect no to minimal disruption to your ability to operate your business.

3 | P a g e

17.	In countries where we have legal entities, will those legal entities be merged on Day One?

•	While we are currently going through a rigorous planning process to prepare for integration, many of the details have yet to be determined.

•	Addressing the legal entities across various geographies is part of the integration planning.

•	The integration planning team is working on the proper timing for designing this.

18.	Will there be any changes to or calibration of salary / benefit plans given that there are currently two different companies? When will I know if I am impacted?

•	Until the merger is completed, FMC Technologies and Technip remain independent companies and your salary and benefits remain unchanged due to the intended merger.

•	We can assure you that the combined company will be committed to providing comprehensive and competitive compensation and benefits for all employees.

•	While we are currently going through a rigorous process to prepare for integration, many of the details have yet to be determined.

19.	Do you plan to have any significant reductions in the number of employees / elimination of jobs?

•	This combination is about positioning our business for growth, which we expect to translate into increased opportunities for many employees as we benefit from being part of a larger, more diverse company.

•	As we plan for the integration after closing, we cannot exclude that there may be some areas of overlap in certain job functions or required adjustments due to volume, but it's too early to assess this.

•	We are dedicated to making all decisions promptly, and we are committed to treating all employees at both companies fairly and with respect as we move through this process.

•	Overall, we expect that, with greater scale and an enhanced global presence, there will be expanded opportunities for personal development and career growth for employees of the combined company.

•	We believe this combination enables us to be better positioned to serve the interests of our customers, our employees and the communities in which we operate.

20.	What is the definition of a Global Business Unit (GBU), Business Unit (BU) and a Function?

•	A GBU is a group of BUs from the same business which will operate across the globe. A GBU sets and directs the business strategy, and provides specific business support to the BUs.

•	A BU is the Profit & Loss unit which wins and executes business in accordance with the strategy determined by the GBU.

•	Support Functions will support the business across the company providing agreed services to GBUs, BUs and Products on a company-wide, centrally-led basis for an agreed scope.

21.	Will Genesis (Technip’s wholly owned worldwide consultancy, subsea and offshore engineering services company) continue to operate autonomously after the merger transaction?

•	Yes, we want to keep the agnostic dimension of Genesis, i.e. the possibility to provide independent front end support.

•	We also want to be able to take advantage of Genesis internally to support our internal businesses.

4 | P a g e

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States

Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or

5 | P a g e

transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect

6 | P a g e

interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

7 | P a g e